AMRESCO, INC.

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                 EXHIBIT 11 - COMPUTATION OF PER SHARE EARNINGS

                                                Three Months Ended          Six Months Ended
                                                     June 30,                   June 30,
                                                 1997        1996           1997          1996
 Primary:
Net income                                   $12,486,000   $7,348,000     $21,047,000  $12,143,000

Weighted average common shares outstanding    36,023,853   26,845,993      34,966,629   26,783,719
Net effect of dilutive stock options based
 on the Treasury stock method using average
 market price                                    622,210      722,988        740,756       685,467
 Total                                        36,646,063   27,568,981     35,707,385    27,469,186

 Earnings per share                                $0.34        $0.27          $0.59         $0.44

 Fully diluted:
 Net income                                   $12,486,000   $7,348,000   $21,047,000   $12,143,000
Interest expense related to convertible
 debentures, net of income tax expense                         549,000                   1,098,000
Adjusted net income                           $12,486,000   $7,897,000   $21,047,000   $13,241,000
Weighted average common shares outstanding,
 assuming conversion of convertible
 debentures to 3,600,000 shares of common
 stock in November 1995                        36,023,853   30,445,993    34,966,629    30,383,719
Net effect of dilutive stock options based
 on the Treasury stock method using the
 higher of average or ending market price         709,958     1,021,532      784,630       973,893
 Total                                         36,733,811    31,467,525   35,751,259    31,357,612

 Earnings per share                                 $0.34         $0.25        $0.59         $0.42

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